Exhibit 99.11

EX 99.11

AZZ incorporated Reports Results for the Third

Quarter of Fiscal 2004

Contact:	Dana Perry, Vice President – Finance and CFO AZZ incorporated 817-810-0095 Internet: www.azz.com

RCG Capital Markets Group, Inc. 480-675-0400 Retail: Robert Blum Institutional/Analysts: Joe Dorame Media: Kristen Klein Internet: www.rcgonline.com

January 8, 2004 – FORT WORTH, TX – AZZ incorporated (NYSE:AZZ), a manufacturer of electrical products and a provider of galvanizing services today announced unaudited financial results for the three and nine-month periods ended November 30, 2003. Revenues for the third quarter were $33.3 million, compared to $45.1 million for the comparable period last year. Net income for the third quarter was $1.2 million, or $0.21 per diluted share, compared to net income of $2.0 million, or $0.37 per diluted share, in last year’s fiscal third quarter.

Backlog at the end of the third quarter was $52.5 million, compared to $48.5 million at the end of the second quarter and $49.1 million at end of the prior fiscal year. Incoming orders for the third quarter totaled $37.3 million for a book to ship ratio of 112 percent for the quarter.

Outstanding bank debt at the end of the quarter was $30.8 million, a decrease of $13.8 million from the year ended February 28, 2003, and a decrease of $19.3 million compared to the same period of fiscal 2003. AZZ’s long-term debt to equity ratio of .37 to 1 at the end of the third quarter compares favorably to .64 to 1 for the same period last year.

For the nine-month period, the Company reported revenues of $103.7 million, compared to $143.6 million for the comparable period last year. Net income for the nine months was $3.0 million, or $0.57 per diluted share, compared to $7.2 million, or $1.36 per diluted share for the comparable nine-month period last year. Incoming orders for the nine-month period ended November 30, 2003 were $107.1 million for a year to date book to ship ratio of 103 percent.

Revenues for the Electrical and Industrial Products Segment were $21.1 million, compared to $33.2 million in the previous year’s third quarter. Operating income for this segment was $1.6 million, compared to $3.4 million in the third quarter of last year. For the nine month period ended November 2003, revenues were $67.4 million and operating income was $4.6 million compared to $106.5 million and $12.1 million, respectively, for the first nine months of the prior year.

David H. Dingus, president and chief executive officer of AZZ incorporated commented, “Consistent with what we reported at the end of the second quarter, we believe that recent market indicators suggest that our markets have stabilized. Our book to ship ratio exceeded 100 percent during the last two quarters. Prior to the two most recent quarters, our last time to achieve a book to ship ratio in excess of 100 percent was in August 2001. Our markets continue to be extremely competitive, as the capacity expansion that occurred during the strong power generation market has resulted in much more capacity than can be absorbed by the current markets. We will continue our emphasis on our improvement projects to help mitigate some of the pricing pressures that we are under. We continue to see softness in some of our domestic industrial markets as well as deferred spending in the transmission grid. Additionally, AZZ is putting increased emphasis on our need to increase our international market share. With the reductions that we have made in our cost structure to better match our volume levels, and the improvement in our operating efficiency, we believe we are well positioned to benefit from any recovery we may see in our markets.”

Revenues for the Company’s Galvanizing Service Segment were $12.2 million for the third quarter, compared to $11.9 million in the previous year’s comparable quarter. Operating income for the segment was $2.3 million compared to $2.0 million in the same quarter last year. For the first nine months of fiscal 2004, revenues were $36.3 million, and operating income was $6.3 million compared to $37.1 and $7.0 million, respectively, for the first nine months of the prior year.

Mr. Dingus continued, “We are pleased that our revenues and operating income for the third quarter for this segment were improved over the comparable period of a year ago. While the revenue increases have been modest, the operating income for the quarter grew by 12%. The higher revenues, combined with a lower cost structure, which consisted of favorable zinc pricing and improvement in productivity, were the main contributors of this improvement. For the nine-month period, our operating income reflects a decrease due primarily to a 34% increase in our natural gas cost. Competitive conditions have inhibited our ability to pass these increases on. While there is still uncertainty in our markets, a continuation of the favorable industrial economic indicators should provide additional volume and operating income opportunities for this segment.”

Mr. Dingus concluded, “Earnings per share has improved on a quarter over quarter basis for the past two quarters at a rate higher than we had anticipated in our previously issued guidance. Taking these factors into consideration, we are revising our guidance upward for fiscal 2004. The revised guidance is for earnings per diluted share to be within the range of $0.72 to $0.78, and revenues to be within the range of $135 to $140 million.”

AZZ incorporated will conduct a conference call to discuss financial results for the third quarter of fiscal 2004 at 4:15 P.M. Eastern on January 8, 2004. Interested parties can access the call at (913) 981-5507. The call will be web cast via the Internet at www.azz.com/AZZinvest.htm. A replay of the call will be available for three days at (719) 457-0820, confirmation #792876, or for 30 days at www.azz.com/AZZinvest.htm.

AZZ incorporated is a specialty electrical equipment manufacturer serving the global markets of industrial, power generation, transmission and distribution, as well as a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

Except for the statements of historical fact, this release may contain forward-looking statements that involve risks and uncertainties some of which are detailed from time to time in documents filed by the Company with the SEC. Those risks and uncertainties include, but are not limited to: changes in customer demand and response to products and services offered by the company, including demand by the electrical power generation markets, electrical transmission and distribution markets, the industrial markets, and the hot dip galvanizing markets; prices and raw material costs, including zinc and natural gas which are used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, customer requested delays of shipments, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company’s growth strategy. The Company can give no assurance that such forward-looking statements will prove to be correct.

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Condensed financial tables on attached page

AZZ 3 Quarter Financial Results

January 8, 2003

AZZ incorporated

Condensed Consolidated Statement of Income

(in thousands except per share amount)

	Three Months Ended		Nine Months Ended
	November 30, 2003 (unaudited)	November 30, 2002 (unaudited)	November 30, 2003 (unaudited)	November 30, 2002 (unaudited)
Net sales	$33,338	$45,117	$103,696	$143,573
Income before taxes	$1,865	$3,155	$4,896	$11,538
Net income	$1,156	$1,964	$3,035	$7,196

Net income per share
Basic	$0.21	$0.37	$0.57	$1.36
Diluted	$0.21	$0.37	$0.57	$1.36
Diluted average shares outstanding	5,441	5,296	5,371	5,302

Condensed Consolidated Balance Sheet

(in thousands)

	November 30, 2003 (unaudited)	February 28, 2003 (unaudited)
Assets:
Current assets	$43,620	$55,056
Net property, plant and equipment	$33,845	$36,612
Other assets, net	$42,231	$42,369

Total assets	$119,696	$134,037

Liabilities and shareholders’ equity:
Current liabilities	$25,491	$31,346
Long term debt due after one year	$25,250	$37,875
Other liabilities	$1,407	$1,407
Shareholders’ equity	$67,548	$63,409

Total liabilities and shareholders’ equity	$119,696	$134,037

Condensed Consolidated Statement of Cash Flow

(in thousands)

	Nine Months Ended November 30, 2003 (unaudited)	Nine Months Ended November 30, 2002 (unaudited)
Net cash provided by (used in) operating activities	$13,024	$16,272
Net cash provided by (used in) investing activities	($1,268)	($3,166)
Net cash provided by (used in) financing activities	($12,956)	($13,205)

Net increase (decrease) in cash and cash equivalents	($1,200)	$(99)
Cash and cash equivalents at beginning of year	$1,984	$1,738

Cash and cash equivalents at end of quarter	$784	$1,639

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